SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number: 1-9210

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      Employees Thrift Plan of OXY USA Inc.
                              1200 Discovery Drive
                       Bakersfield, California 93309-7008

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        EMPLOYEES THRIFT PLAN OF OXY USA INC.

                                        By: /s/ Peter G. Vincent
                                           -------------------------------------
                                         Peter G. Vincent - Member of the Plan
                                          Administrative Committee


Dated: June 28, 2001

                      EMPLOYEES THRIFT PLAN OF OXY USA INC.

                           December 31, 2000 and 1999



                                      Index
                                      -----

                                                                                                    Page(s)
                                                                                                    -------

Report of Independent Public Accountants                                                             1 - 2

Financial Statements:

        Statements of Net Assets Available for Plan Benefits
         as of December 31, 2000 and 1999 (as revised, see Note 1)                                       3

        Statement of Changes in Net Assets Available for Plan Benefits
         for the Year Ended December 31, 2000                                                            4

Notes to Financial Statements                                                                       5 - 10

Accompanying Appendices:

        Appendix I: Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment
         Purposes as of December 31, 2000                                                          11 - 12

        Appendix II: Schedule H - Part IV - Line 4j - Schedule of Reportable Transactions
         (for non-participant directed investments) for the Year Ended December 31, 2000                13

Note: Schedules other than those listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrative Committee:

We have audited the accompanying statements of net assets available for plan benefits of the EMPLOYEES THRIFT PLAN OF OXY USA INC. (the "Plan") as of December 31, 2000 and 1999 (as revised, see Note 1) and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included in appendices I and II, as listed in the accompanying index, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 1 to the accompanying financial statements, in May 2000, the Board of Directors of OXY USA, Inc. voted to terminate the Plan effective November 30, 2000. In accordance with accounting principles generally accepted in the United States, the Plan has changed the basis of accounting from the ongoing plan basis used in presenting the 1999 financial statements to the liquidation basis used in presenting the 2000 financial statements.


/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP


Los Angeles, California
June 22, 2001

                      EMPLOYEES THRIFT PLAN OF OXY USA INC.

              Statements of Net Assets Available for Plan Benefits
                        As of December 31, 2000 and 1999

                                                                     As revised
                                                                     see Note 1
                                                         2000            1999
                                                   ------------     ------------
                                     Assets
                                     ------

Investments at fair value                          $  1,523,205     $  6,514,702


Receivable:
  Interest and dividends                                 10,801           46,026
  Contributions                                              --            9,115
                                                   ------------     ------------
         Total receivables                               10,801           55,141
                                                   ------------     ------------
         Total assets                                 1,534,006        6,569,843
                                   Liabilities
                                   -----------
Due to broker for securities purchased                      305               --
                                                   ------------     ------------
         Total liabilities                                  305               --
                                                   ------------     ------------
Net Assets Available for Plan Benefits             $  1,533,701     $  6,569,843
                                                   ============     ============


The accompanying notes are an integral part of these financial statements.

                      EMPLOYEES THRIFT PLAN OF OXY USA INC.

         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 2000

Additions:
  Additions to net assets attributable to:
    Investment income:
      Interest and dividends                                         $   108,090
      Net appreciation in fair value of investments                      176,820
                                                                     -----------
         Total investment income                                         284,910
                                                                     -----------

Deductions:
  Deductions from net assets attributed to:
    Benefits paid to participants                                      5,321,052
                                                                     -----------
Net Decrease                                                           5,036,142

Net Assets Available for Plan Benefits,
  Beginning of year, as revised (see Note 1)                           6,569,843
                                                                     -----------
  End of year                                                        $ 1,533,701
                                                                     ===========

The accompanying notes are an integral part of this financial statement.

                      EMPLOYEES THRIFT PLAN OF OXY USA INC.

                          Notes To Financial Statements
                           December 31, 2000 and 1999

1.   Description of the Plan

The following description of the Employees Thrift Plan of OXY USA Inc. (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     a.   General

     The Plan is a defined contribution plan sponsored by OXY USA Inc. (the "Company" or "Employer"), an indirect wholly-owned subsidiary of Occidental Petroleum Corporation ("OPC" or "Oxy"), a Delaware corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Prior to November 1999, participation in the Plan was limited to represented hourly employees of the Company. In November 1999, union members voted to decertify the union.

     The Plan was amended to provide for full vesting in participants' accounts as of January 1, 2000 and to provide for the termination of the Plan effective November 30, 2000. See Note 1.f. for further information on forfeitures. In addition, the Company provided current and former employees who had accrued benefits in the Plan the option to transfer their account balances into the Occidental Petroleum Corporation Savings Plan ("PSA"). The option was available on or after March 20, 2000 and prior to April 15, 2000. The amount transferred by participants from the Plan to PSA was $1,136,048 and is reflected in benefits paid to participants in the accompanying statement of changes in net assets available for plan benefits. Additionally, special distribution elections were offered to participants. Any remaining participant account balances will be merged into the PSA by the end of 2001.

     b.   Plan Administration

     The Plan is administered by the Plan Administrative Committee (the "Committee"). The Committee has been given all powers necessary to carry out its duties, including but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants. The Plan assets are held in trust by the Bank of Oklahoma (the "Trustee"). The Company pays all costs and expenses incurred in administering the Plan. The Plan will not reimburse the Company for these costs and expenses. Such costs and expenses were not significant for the year ended December 31, 2000.

     c.   Contributions

     Participants Contributions -- Prior to January 1, 2000, participants were allowed to contribute to the Plan up to a maximum percentage of base earnings on an after-tax basis, subject to certain Internal Revenue Code ("IRC") limitations. Effective January 1, 2000, the Plan was amended and participant contributions were no longer allowed.

     Employer Contributions -- Prior to January 1, 2000, the Employer contributed 100 percent of a participant's regular allotment (as defined in the Plan document). There were no Employer contributions for special allotments. All Employer contributions were invested in the Occidental Petroleum Corporation Common Stock Fund (the "Oxy Stock Fund"). Effective January 1, 2000, the Plan was amended and participant contributions were no longer permitted thereby ceasing Employer contributions as well.

     d.   Participant Accounts

     Participant accounts are credited with the participant's contribution (through December 31, 1999) and allocations of the Employer's contribution (through December 31, 1999) and investment income, and charged with administration expenses and investment losses, if any. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     e.   Vesting

     Participants immediately vest in their participant contributions plus investment income, if any. Prior to the Plan's termination effective November 30, 2000, vesting in the Employer's contribution portion of the account plus the actual earnings thereon was based on years of service. Generally, a participant was fully vested in the Employer contributions after completion of 5 years of service. Effective January 1, 2000, participants were fully vested in the Employer's contribution portion of their account plus the actual earnings thereon. f. Forfeitures

     Prior to the Plan's termination, forfeited nonvested accounts were allocated to eligible participants as an additional Employer contribution. As stated above, due to the decision to terminate the Plan, all forfeited balances as of December 31, 1999 were restored and participants were fully vested as of January 1, 2000.

     The Plan's net assets available for plan benefits as of December 31, 1999 have been revised to reflect the addition of the forfeited nonvested accounts held in the Plan. As a result, the Plan's net assets available for plan benefits at December 31, 1999 increased by $207,512.

     g.   Distributions

     Generally, upon termination of service for any reason other than death or retirement directly from service, participants with an account balance greater than $5,000 may elect to either defer payment or receive the vested portion of their account in one lump sum payment. If the participant is retiring directly from service, distribution may also be elected in the form of an annuity or periodic payments. Upon termination of service due to death, the participant's beneficiary will receive the vested interests in the form of one lump sum payment, unless the participant died while in employment with an election in force to have the account distributed in the form of a fixed life annuity payable to the participant's surviving spouse or beneficiary. Participants may elect to receive distributions from their account balance in the Oxy Stock Fund in cash or in shares of OPC common stock. Any Series E or EE savings bonds held for the participant in the United States Government Securities Fund also may be requested in cash or in kind.

     h.   Investment Options

     Prior to the Plan's termination, the Plan offered both participant and non-participant directed investment options. Upon enrollment in the Plan, participants directed their contributions, in 25 percent increments, in any of four investment options. Participants were able to change their investment options quarterly, subject to certain Plan provisions. Participants should refer to the Plan document for a complete description of the investment options and for the detailed composition of each investment fund.

2.   Summary of Significant Accounting Policies

     a.   Basis of Accounting

     As discussed in Note 1, the Company's Board of Directors voted in May 2000 to terminate the Plan. Therefore the basis of accounting changed from the accrual method used in the 1999 financial statement presentation to the liquidation method for the 2000 financial statements. Such change did not have a significant impact on the accompanying financial statements.

     b.   Use of Estimates

     The preparation of financial statements in conformity with liquidation basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     c.   Risks and Uncertainties

     The Plan provides for various investment options including mutual funds, common/collective trusts and the Oxy Stock Fund. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

     d.   Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Fair values for Series E and EE savings bonds are at their respective redemption values. U.S. Treasury Notes are valued at the price at which they could be purchased or sold. The OPC common stock is valued at its quoted market price. The unit price of common or commingled trust funds is based on the current market values of the underlying assets of the fund.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Realized gains and losses on investments are based on the market value of the asset at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day the investments are sold during the year. Unrealized gains and losses on investments are based on the market value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value at the end of the year. Net realized and unrealized appreciation/(depreciation) of investments is reflected in the accompanying statement of changes in net assets available for plan benefits as "net appreciation in fair value of investments."

     e.   Payment of Plan Benefits

     Benefits are recorded when paid.

3.   Investments

The following table presents investments that represent 5 percent or more of the Plan's net assets:

                                                          December 31,
                                                      2000            1999
                                                  ------------    ------------
     Oxy Stock Fund                               $    778,347*   $   3,727,531*
     Income Security Fund                              215,122        1,066,767
     Common Stock Index Fund                           381,462        1,346,732
     Government Securities Fund                        148,274          166,160
     Pending Forfeiture Account (see Note 1)                --          207,512

     *  Participant and non-participant directed

During 2000, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $176,820 as follows:

     Oxy Stock Fund                                           $   202,171
     US Government Securities                                       3,494
     Common/Collective Trusts                                     (25,092)
     Mutual Funds                                                  (3,753)
                                                              -----------
                                                              $   176,820
                                                              ===========

4.   Non-participant Directed Investments

Information about the net assets and the significant component of the changes in net assets relating to the non-participant directed portion of the Oxy Stock Fund is as follows:

                                                          December 31,
                                                      2000            1999
                                                  ------------    ------------
     Net Assets:
       Oxy Stock Fund                             $    450,090    $  2,163,305
                                                  ============    ============

                                                              Year Ended
                                                          December 31, 2000
                                                          -----------------
     Changes in Net Assets:
       Investment earnings                                $          43,074
       Net appreciation in fair value                               115,844
       Benefits paid to participants                             (1,872,133)
                                                          -----------------
                                                          $      (1,713,215)
                                                          =================

5.   Reconciliation of the Financial Statement to the Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                        December 31,
                                                                                   As revised
                                                                                   see Note 1
                                                                      2000            1999
                                                                  ------------    ------------
     Net assets available for plan benefits per the financial
       statements                                                 $  1,533,701    $  6,569,843
     Amounts allocated to withdrawing participants                      (4,687)         (1,497)
                                                                  ------------    ------------
     Net assets available for plan benefits per the Form 5500     $  1,529,014    $  6,568,346
                                                                  ============    ============

The following is a reconciliation of participant withdrawals and distributions per the financial statements to the Form 5500:

                                                              Year Ended
                                                          December 31, 2000
                                                          -----------------
     Benefits paid to participants per
       the financial statements                           $       5,321,052
     Add: Amounts allocated to withdrawing
       Participants at December 31, 2001                              4,687
     Less: Amounts allocated to withdrawing
       participants at December 31, 1999                             (1,497)
                                                          -----------------
     Benefits paid to participants per the Form 5500      $       5,324,242
                                                          =================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31 but not yet paid as of that date. As of December 31, 2000 there were no benefits payable to participants.

6.   Related Party Transactions

The Trustee and OPC are parties-in-interest as defined by ERISA. The Trustee invests certain Plan assets in its cash management and treasury fund, and OPC common stock. Such investment transactions qualify as party-in-interest transactions permitted by Department of Labor's regulations.

7.   Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated April 16, 1998, that the Plan is designed in accordance with applicable sections of the IRC. The Committee, using its judgment and the advice of its advisors, believes that the Plan, in all material respects, is designed and currently operating in a manner that qualifies it for continued tax-exempt status.

8.   Subsequent Event

On March 20, 2001, the IRS determined that the termination of this plan does not adversely affect its qualification for federal tax purposes.

                                   Appendix I

                     EMPLOYEES THRIFT PLAN OF OXY USA INC.

Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                            As of December 31, 2000

                        EIN No. 73 - 1166880 Plan No. 001


   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------
           GOVERNMENT SECURITIES FUND

                                        Cash Equivalents:

*          Bank of Oklahoma             American Performance Cash
                                        Management Fund                                                 $     25,614

           U.S. Treasury                Treasury Notes, maturity value $50,000,
                                        6.000 percent, matures August 15, 2004                                51,438

                                        Treasury Notes, maturity value $50,000
                                        5.875 percent, matures November 15, 2005                              51,733

           U.S. Government              Series E, 150 shares, matures October 1, 2006                            632
                                        Series E, 200 shares, matures January 1, 2007                            829
                                        Series E, 200 shares, matures April 1, 2007                              829
                                        Series E, 225 shares, matures July 1, 2007                               916
                                        Series E, 150 shares, matures October 1, 2007                            611
                                        Series E, 225 shares, matures July 1, 2008                               701
                                        Series E, 250 shares, matures October 1, 2008                            779
                                        Series E, 225 shares, matures January 1, 2009                            696
                                        Series E, 275 shares, matures April 1, 2009                              851
                                        Series E, 250 shares, matures July 1, 2009                               767
                                        Series E, 300 shares, matures October 1, 2009                            921
                                        Series E, 250 shares, matures January 1, 2009                            759
                                        Series E, 300 shares, matures April 1, 2010                              911
                                                                                                        ------------
                                                                                                              10,202

                                        Series EE, 400 shares, matures July 1, 2010                              884
                                        Series EE, 450 shares, matures October 1, 2010                           994
                                        Series EE, 400 shares, matures January 1, 2011                           810
                                        Series EE, 500 shares, matures April 1, 2011                           1,012
                                        Series EE, 450 shares, matures July 1, 2011                              855
                                        Series EE, 500 shares, matures October 1, 2011                           950
                                        Series EE, 500 shares, matures January 1, 2012                           932
                                        Series EE, 500 shares, matures April 1, 2012                             932
                                        Series EE, 500 shares, matures July 1, 2012                              913


Schedule H - Part IV - Line 4i - Schedule of Assets Held for Investment Purposes
                            As of December 31, 2000

                        EIN No. 73 - 1166880 Plan No. 001

   (a)                 (b)                                    (c)                             (d)            (e)
               Identity of issuer,            Description of investment including
Related         borrower, lessor,              maturity date, rate of interest,                            Current
 Party          or similar party              collateral, par, or maturity value             Cost           Value
--------   --------------------------   ----------------------------------------------   ------------   ------------

                                        Series EE, 550 shares, matures October 1, 2012                          1005
                                                                                                        ------------
                                                                                                               9,287
                                                                                                        ------------
                                        Total Government Securities Fund                                $    148,274
                                                                                                        ============

           OXY STOCK FUND

                                        Cash Equivalents:

*          Bank of Oklahoma             American Performance Cash
                                        Management Fund                                                 $        314

*          Occidental Petroleum
            Corporation                 Common Stock, 32,163 shares, par $ .20           $    734,012        778,033
                                                                                         ------------   ------------
                                        Total Oxy Stock Fund                             $    734,012   $    778,347
                                                                                         ============   ============

           COMMON STOCK INDEX FUND

                                        Common/Collective Trust:

           Barclays Global
            Investment Funds            S&P 500 Stock Fund, 17,884 shares                               $    381,462
                                                                                                        ------------
                                        Total Common Stock Index Fund                                   $    381,462
                                                                                                        ============

           INCOME SECURITY FUND

                                        Common/Collective Trust:

           Institutional Investors      Stable Value Fund                                               $    215,122
                                                                                                        ------------
                                        Total Income Security Fund                                      $    215,122
                                                                                                        ============

                                        Total Assets Held for Investment Purposes                       $  1,523,205
                                                                                                        ============

* Party-in-interest as defined by ERISA

                                   Appendix II

                      EMPLOYEES THRIFT PLAN OF OXY USA INC.

     Schedule H - Part IV - Line 4j - Schedule of Reportable Transactions**
                      For the Year Ended December 31, 2000

                         EIN No. 73-1166880 Plan No. 001

          (a)                      (b)              (c)        (d)        (e)         (f)          (g)         (h)          (i)
                          Description of Asset                                      Expense                  Value of
                           (including interest                                      Incurred                 Asset on       Net
      Identity of          rate and maturity     Purchase    Selling     Lease        with       Cost of   Transaction    Gain or
     Party Involved        in case of a loan)      Price      Price     Rental    Transaction     Asset        Date        Loss
-----------------------   --------------------   --------   --------   --------   -----------   --------   -----------   --------
Single Transaction:

* Occidental
  Petroleum Corp          Common Stock           $     --   $706,382   $     --   $        --   $741,677   $   706,382   $(35,295)

Series of Transactions:

* Occidental
  Petroleum Corp          Common Stock
                          7 acquisitions           88,623         --         --            --     88,623        88,623         --
                          7 dispositions               --    893,503         --            --    958,031       893,503    (64,528)

*  Represents a party-in-interest as defined by ERISA
** Participant directed transactions are not taken into account for purposes of preparing this schedule

                                  EXHIBIT INDEX

Exhibit
  No.                        Exhibit                                 Page Number
--------------------------------------------------------------------------------

   23       Consent of Independent Public Accountants                         15

14